NETWORK 1 FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Together with Independent Auditor's Report

As of and for the Year Ended June 30, 2026

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SEC FILE NUMBER
8-29471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Network 1 Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

The Galleria, 2 Bridge Avenue, Suite 241
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William R. Hunt, Jr.	732-758-9001	bhunt@netw1.colm
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William R. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Network 1 Financial Securities, Inc., as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Network 1 Financial Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Network 1 Financial Securities, Inc. (the "Company") as of June 30, 2026, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc. as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the Computation of Net Capital Under Rule 15c-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Network 1 Financial Securities, Inc.'s auditor since 2017.

Hauppauge, New York
September 23, 2026

Nawrocki Smith LLP

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2026

ASSETS

Cash and cash equivalents		6,942,344
Deposit with clearing organization		132,216
Due from affiliates, net		1,820,886
Advances to registered representatives, net		368,651
Due from clearing organizations		1,222,250
Securities, at fair value		5,034,289
Property and equipment, net		29,887
TOTAL ASSETS	$	15,550,523

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	1,965,957
Lease Liability		4,585
Accounts payable, accrued expenses and other liabilities		4,636,022
TOTAL LIABILITIES	$	6,606,564
STOCKHOLDERS' EQUITY		
Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding		215,000
Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding		-
Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding		16,439
Common stock, Class B $.01 par value, 2,000,000 shares authorized; 150,878 shares issued and 140,528 shares outstanding		1,509
Common Stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding		-
Additional Paid-in capital		2,015,391
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares		(5,129)
Retained Earnings		6,700,749
TOTAL STOCKHOLDERS' EQUITY		8,943,959
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	15,550,523

(The accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended June 30, 2026

REVENUES	
Commissions	$ 10,446,307
Mutual Fund fees	758,668
Investment advisory	923,868
Investment banking	14,675,197
Underwriting fees	2,399,223
Net dealer inventory gain	981,959
Interest and dividends	229,308
Transfer fees and clearing services	945,056
Total Revenues	31,359,586
OPERATING EXPENSES	
Commissions	23,250,876
Employee compensation and benefits	2,682,895
Office expenses	92,231
Clearing fees	662,624
Occupancy and related expenses	481,937
Communications and data processing	817,411
Professional fees	2,312,329
Licenses and permits	148,206
Bad debt expenses	210,000
Interest	185
Depreciation and amortization	4,844
TOTAL OPERATING EXPENSES	30,663,538
NET INCOME BEFORE INCOME TAXES	696,048
PROVISION FOR INCOME TAXES	208,813
NET INCOME	487,235

(The accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2026

		Preferred Stock			Class A Common Stock			Class B Common Stock				Additional		Treasury				
		Shares		Amount	Shares		Amount	Shares		Amount		Paid-In Capital		Stock at Cost		Retained Earnings		Total
BALANCE	July 1, 2025	$215,000	$	$215,000	$1,643,930	$	$16,439	$150,878	$	1,509	$	2,015,391	$	(5,129)	$	6,213,514	$	8,456,724
NET INCOME		-		-	-		-	-		-		-		-		487,235		487,235
BALANCE	June 30, 2026	$215,000	$	$215,000	$1,643,930	$	$16,439	$150,878	$	1,509	$	2,015,391	$	(5,129)	$	6,700,749	$	8,943,959

(

(The accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2026

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	487,235
Adjustments to reconcile net gain to net cash provided by operating activities		
Depreciation and amortization		4,844
Changes in operating assets and liabilities		
Deposit with clearing organization		(4,818)
Due from affiliates		(244,429)
Change in Investments		(835,702)
Advances to registered representatives		100,834
Commissions payable		(175,084)
Due from clearing organization		495,619
Accounts payable, accrued expenses and other liabilities		493,308
TOTAL ADJUSTMENTS		(165,428)
NET CASH PROVIDED BY OPERATING ACTIVITIES		321,807
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment		(12,333)
NET CASH USED IN INVESTING ACTIVITIES		(12,333)
CASH FLOWS USED BY FINANCING ACTIVITIES		
Repayment of lease obligations		(6,312)
NET CASH USED BY FINANCING ACTIVITIES		(6,312)
NET INCREASE IN CASH AND CASH EQUIVALENTS		303,162
CASH AND CASH EQUIVALENTS - Beginning of year		6,639,182
CASH AND CASH EQUIVALENTS - End of year		6,942,344

(The accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2026

NOTE 1 - ORGANIZATION

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. In addition the Company participates in distribution of securities as underwriter or selling groups member, and private placements of securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized in accordance with ASC 606, *Revenue from Contracts with Customers*, when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when, or as, the Company satisfies its performance obligations.
The Company earns revenue from commissions, mutual fund fees, investment advisory services, investment banking and underwriting services, and transfer and clearing services. The nature and timing of revenue recognition for the Company's significant revenue streams are described below.

Commissions The Company earns commissions by executing customer orders to purchase and sell securities. The Company's performance obligation is satisfied when the customer transaction is executed, at which time the customer obtains the benefit of the Company's services. Accordingly, commission revenue is recognized on the trade date. Commission revenue is generally variable based on the value or volume of transactions executed. The Company does not have significant unsatisfied performance obligations related to commission arrangements at period-end.

Mutual Fund Fees The Company earns fees in connection with the sale and servicing of mutual fund products. Revenue is recognized when the related services are provided and the Company has satisfied its performance obligation. Certain fees may be based on the value of assets or other underlying activity and are recognized over the period in which the related services are provided.

Investment Advisory Fees The Company earns fees for providing investment advisory services. The Company's performance obligation is generally satisfied over time as advisory services are provided to customers. Advisory fees are recognized over the period in which the services are provided and are generally based on contractual arrangements with customers.

Investment Banking and Advisory Fees Investment banking revenues include fees earned in connection with investment banking and financial advisory services. The Company evaluates each arrangement to determine the nature of the services provided, the related performance obligations, and whether the performance obligation is satisfied at a point in time or over time.
Fees associated with advisory services that represent a performance obligation satisfied over time are recognized as the related services are provided. Transaction-based investment banking fees that are contingent upon the completion of a specified transaction are recognized when the related performance obligation has been satisfied and the transaction is completed, subject to the requirements of ASC 606 regarding variable consideration and collectability.

Underwriting Fees The Company participates in securities offerings as an underwriter or member of a selling group. Underwriting fees are recognized when the Company's performance obligation has been satisfied, generally upon completion or settlement of the related offering, as applicable. The Company evaluates the terms of each underwriting arrangement to determine the appropriate timing of revenue recognition and whether the Company is acting as a principal or an agent.

Transfer and Clearing Services The Company earns ticket fees from customers for the execution and clearing of securities transactions through its clearing firm. Ticket fees are generally based on the number or value of securities transactions executed on behalf of customers. The Company's performance obligation is satisfied when the customer's securities transaction is executed and the related clearing services are provided. Accordingly, ticket fee revenue is recognized at the point in time the underlying securities transaction is executed and the related services are completed.

Principal Transactions and Net Dealer Inventory Gains Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. These transactions are accounted for in accordance with the applicable guidance for financial instruments and are recognized on a trade-date basis. Such activities are outside the scope of ASC 606 because they relate to financial instruments rather than contracts with customers.

Interest and Dividends Interest income is recognized as earned using the effective interest method, as applicable. Dividend income is recognized on the ex-dividend date.

Contract Balances The timing of revenue recognition, billing, and cash collection may result in receivables or other contract balances. Receivables are recognized when the Company's right to consideration becomes unconditional. The Company evaluates the collectability of receivables in accordance with its accounting policy for credit losses under ASC 326.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments

The Company adopted the provisions of ASC 820, “Fair Value Measurements”, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. As of June 30, 2026, the Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with ASC 820.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset’s estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset’s estimated futures cash flows (discounted and with interest charges), the loss is located to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2026.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company’s business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client’s account. The Company’s exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company’s clients. It is the Company’s policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 cash at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2026 the Company had uninsured cash bank balances of $6,415,681. The Company believes it is not exposed to any significant credit risks for cash.

Advances to Registered Representatives

The Company extends unsecured credit to its registered representatives in the ordinary course of business. Advances to registered representatives are carried at amortized cost and are evaluated for credit losses in accordance with ASC 326, *Financial Instruments—Credit Losses*. The Company maintains an allowance for credit losses that represents management's estimate of expected credit losses over the contractual term of the advances.

The Company evaluates advances to registered representatives individually or on a collective basis based on the credit risk characteristics of the advances. In estimating expected credit losses, the Company considers historical loss experience, the amount and age of outstanding advances, the creditworthiness and financial condition of the registered representatives, current economic conditions, and reasonable and supportable forecasts that are relevant to the collectability of the advances. Historical loss experience is adjusted, as appropriate, for differences in current conditions and expected future conditions. The Company also considers specific information related to individual registered representatives when determining whether an advance is expected to be collected.

When an advance is determined to be uncollectible, the amount is charged against the allowance for credit losses. Recoveries of amounts previously charged off are recognized when received. The allowance for credit losses is adjusted through credit loss expense based on changes in management's estimate of expected credit losses. As of June 30, 2026, the Company had advances to registered representatives of $368,651. Based on management's assessment of the collectability of these advances, including historical loss experience, the creditworthiness of the registered representatives, current conditions, and reasonable and supportable forecasts, management determined that the were no expected credit losses and, accordingly, no allowance for credit losses was required as of June 30, 2026.

Income Taxes

In accordance with ASC 740 "Income Taxes", the Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. The Company periodically assess whether it is more likely than not that they will generate sufficient taxable income to realize the deferred tax assets. The Company records a valuation allowance, as necessary, to reduce the deferred tax assets to the amount of future tax benefit that The Company estimates is more likely than not to be realized. The Company believes that their estimates are reasonable; however, the final outcome of tax matters may be different from than the estimates reflected in their financial statements.

The Company records tax benefits for positions that they believe are probable of being sustained under such examinations. Regularly, the Company assesses the potential outcome of such examinations to determine the adequacy of their income tax accruals. The Company adjusts their income tax provision during the period in which they determine that the actual results of the examinations may differ from their estimates. Changes in tax laws and rates are reflected in their income tax provision in the period in which they occur.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. ASU 2023-09 requires public companies to annually (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold. Additionally, ASU 2023-09 requires public companies to annually disclose the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as the amount of income taxes paid by individual jurisdiction. The Company adopted ASU 2023-09 effective for the fiscal year ended June 30, 2026. The adoption of this guidance did not have a significant impact on the financial statement disclosures.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2026

	Securities Owned	Securities Sold but not Purchased
Securities (other than clearing firm deposit)	$5,034,289	$0

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET (Continued)

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since; to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statement of financial condition. As of June 30, 2026 the Company had $0 securities sold, but not yet purchased.

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The following represents amounts on deposit with Axos Clearing ("Axos"), in the Company's clearing broker inventory account:

Cash	$ 132,216
Marketable securities	129,804
Total	$ 262,020

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with Axos are reflected at fair value. The Company is required to maintain a deposit balance of $250,000 with Axos of cash and securities.

-

NETWORK 1 FINANCIAL SECURITIES, INC.

Notes to Financial Statements

AS OF JUNE 30, 2026

NOTE 5 – DUE FROM AFFILIATES

As of June 30, 2026, due from affiliates consisted of the following:

Network 1 Financial Group Corp. (*)	$	1,769,495
Network 1 Financial Capital Management LLC (*)		51,112
Network 1 Financial Advisors LLC (*)		279
Total	$	1,820,886

(*) Represents amounts due from an affiliate whose officers and shareholders are officers and indirect shareholders of the

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following at June 30, 2026

Equipment and leases	$	330,557
Furniture and fixtures		84,638
Total		415,195
Less: accumulated depreciation and amortization		(385,308)
Property and Equipment - Net		29,887

Depreciation and amortization expense for the year ended June 30, 2026 was $4,844

NOTE 7 – LEASE OBLIGATION

The asset and liability under the leases are recorded at the present value of the minimum lease payments.

Amortization of assets held under the lease is included in depreciation expense.

At June 30, 2026, the future lease payments under the leases are as follows:

Fiscal Year Ending June 30,	Amount
2027	4,207
2028	2,483
Less: Present value discount	(2,105)
Total Lease Liability	$ 4,585

NOTE 8 – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401K profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2026, the Company reserved $37,500 as discretionary contribution to the Plan.

NOTE 9 – STOCKHOLDERS' EQUITY

Shares Authorized

The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock

As of June 30, 2026, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are issued and outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 99,000 shares are owned by National Financial Services Group, Inc., an affiliated company, whose officers and shareholders are officers and shareholders of the Company and 31,000 were owned by HT Ardinger and Son, an indirect owner of the Broker Dealer. An additional 25,000 shares are owned by Network 1 Financial Advisors, Inc. an affiliate of the Broker-Dealer and controlled by William R Hunt Jr. For the year ended June 30, 2026, the Company paid no dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the Board of Directors based on the profitability of the firm's market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2026

Series B Preferred Stock

As of June 30, 2026, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

Class A Common Stock

As of June 30, 2026, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

Class B Common Stock

As of June 30, 2026, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75%-member approval of the Board of Directors.

Class C Common Stock

As of June 30, 2026, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in other legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Firm usually retains counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per alternative investment incident up to a maximum of $3,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible.

In determining whether to establish a liability, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined.

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2026

NOTE 11 – Lease Commitments

The Company leases its corporate office facility month to month under an operating lease with to Network 1 Financial Group, Inc. the Company's parent. Additionally, the Company has three other office facilities, Syosset, NY, Hauppauge, NY, Massapequa, NY in which it also leases on a month-to-month lease with Network 1 Financial Group. Rent expense for the year ended June 30, 2026 was $364,252. See NOTE 7 for disclosure of equipment lease commitments.

NOTE 12 – RELATED PARTY TRANSACTIONS

Network 1 Financial Securities, Inc. maintains an established Expense Sharing Agreement that requires Network 1 Financial Group, Inc. to share in the common operating expenses and pay direct expenses that are billed to Network 1 Financial Group, Inc. Network 1 Financial Securities, Inc. has no operating leases in its name. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting. For the year ended June 30, 2026 Network 1 Financial Securities, Inc. paid Network 1 Financial Group, Inc. $364,252 Network 1 Financial Securities, Inc. is related to Network 1 Financial Assurance Corp. a New Jersey insurance agency through common ownership by certain shareholders of the Company for the purpose of conducting insurance business. Network 1 Financial Securities, Inc. is related to Network 1 Financial Advisors, Inc. a New Jersey Registered Investment adviser through common ownership by certain shareholders of the Company for the purpose of coordinating investment advisory services. Network 1 Financial Securities, Inc. is related to Network 1 Capital Management, Inc. and provides quote services that are recorded as an asset, due from affiliates. Network 1 Special Opportunities Fund LLP is a Master Limited Partnership sponsored by Network 1 Capital Management a wholly owned subsidiary of Network 1 Financial Services Group Inc. Network 1 Financial Securities Inc. has a placement agreement with Network 1 Management Company, LLC.

The Company receives revenue or fees from several affiliated parties where the officers or shareholders are associated with the Firm as follows:

Network 1 Financial Assurance Corp.	$ 51,536
Network 1 Financial Advisors, Inc.	$ 119,245
Network 1 Special Opportunities LLP	$4,994,247

As of June 30, 2026, the Company had amounts due from, or to, several affiliated parties as follows:

Network 1 Financial Group	$1,769,503
Network 1 Financial Capital Management	$51,113
Network 1 Financial Advisors	$279
Network 1 Financial Assurance	($9)
	$1,820,886

NOTE 13 – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

NOTE 13 – FAIR VALUE MEASUREMENTS (Continued)

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of financial assets that are measured on a recurring basis at fair value as of June 30, 2026

	Level 1	Level 2	Level 3	Total
Securities held for resale, at market	$ 4,359,577	544,908	-	4,904,485
Marketable securities with clearing organization	129,804	-	-	129,804
Total	$ 4,489,381	$ 544,908	$ -	$ 5,034,289

NOTE 14 – NET CAPITAL REQUIREMENTS

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exempted provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 15 – Broker Dealer - Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker (“CODM”), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 23, 2026, the date the financial statements were available to be issued, noting the following:

On or about August 19, 2026, the Company entered into settlement discussions with the Securities and Exchange Commission ("SEC") concerning the Company's overseas investment banking activities. On September 2, 2026, the Company reached an understanding with the SEC to resolve the matter, pursuant to which the Company agreed to pay a civil penalty of $1.5 million and disgorge $500,000 of profits earned on the projects in question, plus interest. The Company has established a reserve for the $2.0 million settlement amount subsequent to year-end. The final settlement documentation is currently being negotiated and the resolution is not final until all documents have been agreed upon.

NOTE 16 – SUBSEQUENT EVENTS (continued)

The Company has evaluated subsequent events through September 23, 2026, the date the financial statements were available to be issued, noting the following:

On or about August 19, 2026, the Company entered into settlement discussions with the Securities and Exchange Commission ("SEC") concerning the Company's overseas investment banking activities. On September 2, 2026, the Company reached an understanding with the SEC to resolve the matter, pursuant to which the Company agreed to pay a civil penalty of $1.5 million and disgorge $500,000 of profits earned on the projects in question, plus interest. The Company has established a reserve for the $2.0 million settlement amount subsequent to year-end. The final settlement documentation is currently being negotiated and the resolution is not final until all documents have been agreed upon.

Management has determined that the claim and related obligating event did not exist as of June 30, 2026. Accordingly, the settlement represents a non-recognized subsequent event and no liability has been recorded in the accompanying financial statements as of June 30, 2026. In addition, as of June 30, 2026, management determined that a loss related to this matter was not probable and the amount of any potential loss was not reasonably estimable. Accordingly, the subsequent settlement does not provide additional evidence of a liability that existed as of June 30, 2026.

The Company believes disclosure of the matter is necessary to prevent the financial statements from being misleading. The estimated financial effect of the subsequent event is $2.0 million, consisting of a $1.5 million civil penalty and $500,000 of disgorgement, plus interest.

On August 10, 2026, the Company's motion to dismiss was granted with prejudice in a civil case in which the Company was named along with multiple parties. The Company is currently engaged in settlement discussions with the plaintiff regarding fees incurred by the Company. At this time, the Company cannot make a representation as to whether these discussions will be resolved or the amount, if any, that may ultimately be payable.

NETWORK 1 FINANCIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURTIES AND EXCHANGE COMMISSION

For the Year Ended June 30, 2026

NET CAPITAL		
Total stockholders' equity	$	8,943,959
Deductions and/or charges:		
Non-allowable assets:		
Petty Cash		200
Advances to registered representatives		230,578
Property and equipment		29,887
Marketable securities, restricted		544,908
Other Assets		1,958,959
		2,764,532
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES		6,179,427
Haircuts of securities		
Trading and investment securities		
Other securities		237,224
		237,224
NET CAPITAL		5,942,203
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		440,438
Excess net capital		5,501,765
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable		1,965,957
Leases		4,585
Accounts payable, accrued expense and other liabilities		4,636,022
TOTAL AGGREGATE INDEBTEDNESS	$	6,606,564
Ratio: aggregate indebtedness to net capital		1.11 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	5,942,203
Net capital per preceding	$	5,942,203

(The accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
OTHER SCHEDULE
For the Year Ended June 30, 2026

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2026, the Company was in compliance with the conditions of exemption.

SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for year ended June 30, 2026, the Company was in compliance with the conditions of exemption.

NETWORK 1 FINANCIAL
SECURITIES, INC.

Network 1 Financial Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: a)proprietary trading; b)effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; c) receiving transaction-based compensation for securities transactions to other broker-dealers, d) participating in public offerings of securities on best effort basis; and the Company (a)did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; b) did not carry accounts of, or for, customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William R. Hunt, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: President

The Galleria • 2 Bridge Avenue
Suite 241 • Red Bank, NJ 07701-1106
Phone: 732-758-9001 • Toll Free: 800-886-7007 • Fax: 732-758-6671

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Network 1 Financial Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Network 1 Financial Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Network 1 Financial Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Network 1 Financial Securities, Inc. stated that Network 1 Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving transaction-based compensation for securities transactions to other broker-dealers and participating in public offerings of securities on a best effort basis. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Network 1 Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
September 23, 2026

Nawrocki Smith LLP